Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

December 13, 2013

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Dice Holdings, Inc.
Registration Statement on Form S-3 (File No. 333-191962)

Ladies and Gentlemen:

On behalf of Dice Holdings, Inc., a Delaware corporation (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 1 to the Registration Statement on Form S-3 of the Company ( “Amendment No. 1”), together with exhibits, marked to indicate changes from the Registration Statement on Form S-3 of the Company (File No. 333-191962) filed on October 29, 2013 (the “Registration Statement”).  Amendment No. 1 reflects the responses of the Company to comments received from the Staff of the Securities and Exchange Commission (the “Staff”) in a letter from Maryse Mills-Apenteng, dated November 21, 2013 (the “Comment Letter”), relating to the Registration Statement.  The discussion below is presented in the order of the numbered comments in the Comment Letter.  For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 1 and the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

Selling Stockholders, page 6

1.
We note that the selling shareholder table includes shares from a prior registration statement pursuant to Rule 429. By footnote or otherwise, please identify the shares first registered for resale in this registration statement and the terms on which the selling shareholders acquired those shares. Note in this regard that Item 507 of Regulation S-K requires that you disclose any material relationships between the selling shareholders and the company within the past three years.

Dice Holdings, Inc.

Response to Comment 1

The Company has revised the Registration Statement in response to the Staff’s comment to identify the shares first registered for resale in the Registration Statement and the terms on which the selling stockholders acquired those shares. Please see page 7 of Amendment No. 1. The Company has also revised the Registration Statement in connection with the requirement under Item 507 of Regulation S-K to disclose any material relationships between the selling stockholders and the Company within the past three years. Please see page 8 of Amendment No. 1.

Incorporation by Reference, page 16

2.
We note that you filed a Form 8-K on November 15, 2013. Please revise to specifically incorporate the Form 8-K and all Exchange Act reports “filed” pursuant to Section 13(a), 13(c), 14 or 15(d) of the Act prior to effectiveness of the registration statement.

Response to Comment 2

The Company has revised the Registration Statement in response to the Staff’s comment to specifically incorporate by reference the Form 8-K filed by the Company on November 14, 2013 and all Exchange Act reports “filed” by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Act prior to effectiveness of the Registration Statement. Please see page 16 of Amendment No. 1.

3.           We note you have incorporated by reference a Form 8-K filed October 10, 2013 though it does not appear that a Form 8-K was filed on that date. Please revise as necessary.

Response to Comment 3

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 16 of Amendment No. 1.

Signatures, page II-4

4.           In addition to the signatures you have provided, Form S-3 requires the registration statement to be signed by your principal accounting officer or controller. Please revise accordingly.

Response to Comment 4

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page II-4 of Amendment No. 1.

*  *  *  *

Dice Holdings, Inc.

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3025 or Alexis A. Fink at (416) 504-0536.

Sincerely,

/s/ John C. Kennedy

John C. Kennedy, Esq.

cc:	Brian P. Campbell, Esq. Dice Holdings, Inc.